ADIRA ENERGY LTD.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

AS OF MARCH 31, 2013

UNAUDITED

U.S. DOLLARS IN THOUSANDS

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ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
U.S. dollars in thousands

	March 31,	December 31,
	2013	2012
ASSETS

CURRENT ASSETS:
Cash and cash equivalents	$1,127	$2,394
Restricted deposits	1,067	1,082
Accounts receivable	-	360
Other receivables and prepaid expenses	1,844	4,701

Total current assets	4,038	8,537

NON-CURRENT ASSETS:
Property and equipment, net	250	276
Long - term receivables	-	640
Exploration and evaluation assets	6,362	5,887

Total non-current assets	6,612	6,803

Total assets	$10,650	$15,340

LIABILITIES AND EQUITY

CURRENT LIABILITIES:
Trade payables	$6,511	$5,841
Other accounts payable and accrued liabilities	1,639	1,476

Total current liabilities	8,150	7,317

LONG-TERM LIABILITIES
Share warrants	543	3,013

Total long-term liabilities	543	3,013

EQUITY:
Share capital	-	-
Additional paid-in capital	34,041	33,966
Accumulated deficit	(32,084)	(28,956)

Total equity	1,957	5,010

Total liabilities and equity	$10,650	$15,340

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS
U.S. dollars in thousands, except share and per share data

		Three month ended		Year ended
		March 31,		December 31,
		2013	2012	2012
	Note	Unaudited		Audited

Revenues and other income		$13	$660	$1,889

Expenses:
Exploration expenses	4	1,893	498	1,026
General and administrative expenses		1,472	1,089	5,304
Impairment charge		2,243	65	7,810

Total expenses		5,608	1,652	14,140

Operating loss		(5,595)	(992)	(12,251)

Financing income		2,480	24	2,480
Financing expense		(13)	-	(745)

Loss before income taxes		(3,128)	(968)	(10,516)
Income taxes		-	-	(41)

Net loss and comprehensive loss		$(3,128)	$(968)	$(10,557)

Net loss and comprehensive loss attributed to:
Equity holders of the parent		$(3,128)	$(957)	$(8,554)
Non-controlling interests		-	(11)	(2,003)

		$(3,128)	$(968)	$(10,557)

Basic and diluted net loss per share attributable to equity holders of the parent		$(0.02)	$(0.01)	$(0.06)

Weighted average number of Ordinary shares used in computing basic and diluted net loss per share		180,781,093	101,768,453	132,940,856

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY
U.S. dollars in thousands, except share data

			Attributable to equity holders of the parent
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	capital	capital	deficit	Total	interests	equity

Balance as of January 1, 2012	101,768,453	$-	$27,775	$(19,169)	$8,606	$220	$8,826
Shares issued in private placement, net	79,012,640	-	*)5,215	-	5,215	-	5,215
Investment in equity of subsidiary by non-controlling interests	-	-	-	-	-	550	550
Share-based compensation	-	-	976	-	976	-	976
Net loss and comprehensive loss	-	-	-	(8,554)	(8,554)	(2,003)	(10,557)
Adjustment of non-controlling interests **)	-	-	-	(1,233)	(1,233)	1,233	-

Balance as of December 31, 2012	180,781,093	-	33,966	(28,956)	5,010	-	5,010

Share-based compensation	-	-	75	-	75	-	75
Net loss and comprehensive loss	-	-	-	(3,128)	(3,128)	-	(3,128)

Balance as of March 31, 2013 (unaudited)	180,781,093	$-	$34,041	$(32,084)	$1,957	$-	$1,957

			Attributable to equity holders of the parent
			Additional			Non-
	Number of	Share	paid in	Accumulated		controlling	Total
	shares	capital	capital	deficit	Total	interests	equity

Balance as of January 1, 2012	101,768,453	$-	$27,775	$(19,169)	$8,606	$220	$8,826

Investment by non-controlling interest	-	-	-	-	-	63	63
Share-based compensation	-	-	257	-	257	-	257
Net loss and comprehensive loss	-	-	-	(957)	(957)	(11)	(968)

Balance as of March 31, 2012 (unaudited)	101,768,453	$-	$28,032	$(20,126)	$7,906	$272	$8,178

*)	Net of issuance expenses of $791 incurred during 2012.
**)	Due to assumption of liabilities of a subsidiary.

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

CONSOLIDATED STATEMENTS OF CASH FLOWS
U.S. dollars in thousands

	Three months ended		Year ended
	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited

Cash flows from operating activities:
Net loss	$(3,128)	$(968)	$(10,557)
Adjustments to reconcile net loss to net cash used in operating activities:
Adjustments to the profit or loss items:
Exchange rate differences for cash and cash equivalents	5	(29)	68
Depreciation	26	23	96
Impairment charge from exploration and evaluation assets	2,243	65	7,810
Issuance expenses	-	-	726
Reevaluation of warrants	(2,470)	-	(2,299)
Share-based compensation	75	257	976

	(121)	(652)	7,377

Changes in operating asset and liability items:
Decrease (increase) in accounts receivable, other receivables and prepaid expenses	3,015	(1,932)	(6,696)
Increase in trade payables	670	1,790	5,359
Decrease (increase) in long term receivables	640	-	(640)
Increase in other accounts payable and accrued liabilities	163	302	537

	4,488	160	(1,440)

Net cash used in operating activities	1,239	(492)	(4,620)

Cash flows from investing activities:
Expenditures on exploration and evaluation assets	(2,516)	(779)	(10,654)
Purchase of property and equipment	-	(48)	(70)
Decrease (increase) in restricted cash	15	97	(639)

Net cash used in investing activities	(2,501)	(730)	(11,363)

Cash flows from financing activities:
Proceeds from issuance of warrants, net of issuance expenses	-	-	4,586
Proceeds from issue of shares, net of issuance expenses	-	-	5,215
Investment in equity of subsidiary by non-controlling interests	-	63	550

Net cash provided by financing activities	-	63	10,351

Exchange rate differences for cash and cash equivalents	(5)	29	(68)

Decrease in cash and cash equivalents	(1,267)	(1,130)	(5,700)
Cash and cash equivalents at the beginning of the period	2,394	8,094	8,094

Cash and cash equivalents at the end of the period	$1,127	$6,964	$2,394

Non-Cash Transaction:
Provision for costs of exploration and evaluation assets	$1,800	$-	$-

The accompanying notes are an integral part of the interim consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 1:-	GENERAL

a.	Nature of operations:

Adira Energy Ltd. and its subsidiaries ("Adira" or "the Company"), is an oil and gas early-stage exploration company. These financial statements have been prepared in a condensed format as of March 31, 2013 and for the three months then ended ("interim consolidated financial statements"). These financial statements should be read in conjunction with the Company's annual financial statements as of December 31, 2012 and for the year then ended and the accompanying notes.

b.	Financial position:

As reflected in the consolidated financial statements, as of March 31, 2013, the Company had an accumulated deficit of $32,084. The Company is an early-exploration stage company and its operating revenues are currently insufficient to finance its future operating expenses and exploration funding commitments.

The ability of the Company to continue as a going concern depends upon the discovery of economically recoverable reserves, the ability of the Company to obtain financing to complete development, and upon future profitable operations from the properties or proceeds from their disposition. There can be no assurance that the Company will be able to continue to raise funds from the aforementioned sources in which case the Company may be unable to meet its obligations. These factors raise substantial doubts about the Company's ability to continue as a going concern. The financial statements do not include any adjustments to the carrying amounts and classifications of assets and liabilities that would result if the Company was unable to continue as a going concern.

NOTE 2:-	SIGNIFICANT ACCOUNTING POLICIES

The interim consolidated financial statements have been prepared in accordance with generally accepted accounting principles for the preparation of financial statements for interim periods, as prescribed in IAS 34, "Interim Financial Reporting".

The significant accounting policies and methods of computation adopted in the preparation of the interim consolidated financial statements are consistent with those followed in the preparation of the annual consolidated financial statements.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD

Gabriella license:

On June 12, 2012, Adira Energy Israel Ltd., a 100% subsidiary of the Company ("Adira Israel") signed a Memorandum of Understanding ("MOU") with MELP and Brownstone, pursuant to which the parties agreed to authorize MELP to sign the Drilling Contract and Adira Israel agreed to provide its working interest share of the collateral due to Noble Drilling. The MOU provided that if Adira Israel failed to pay its share of the collateral, then it would: (a) withdraw from the Gabriella JOA; (b) assign its participating interest in the Gabriella License to the other participants in proportion to their holdings; and (c) relinquish all back-in rights, overriding royalty interests ("ORRI") and management fees, rights of first refusal and co-sale rights to MELP.

On July 19, 2012, Adira Israel announced that MELP executed a drilling contract with Noble International Ltd ("Noble Drilling") to secure access to the Noble Homer Farrington drilling unit rig for a minimum of 75 days to drill one well, and possibly one sidetrack on behalf of the Gabriella License (the "Drilling Contract"). The Drilling Contract, which was terminated on April 2013, required that MELP provide a letter of credit or cash collateral within specified time frames outlined in the Drilling Contract. Pursuant to the Drilling Contract, the parties determined that a letter of credit will be issued to secure the Drilling Contract.

On December 21, 2012, Adira Israel entered into an agreement with MELP and Brownstone (the "Gabriella 2012 Agreement"), wherein certain terms regarding the parties’ use of the Noble Drilling unit were revised to require MELP to provide a letter of credit to Noble Drilling in two phases ($20,000 by January 3, 2013 (the "First LC Amount") and $13,200 by January 31, 2013 (the "Second LC Amount")) and confirmed a reduction in the daily drilling rate due to Noble Drilling by MELP under the Drilling Contract from $500 per day to $415 per day, and to the extent used, reduction in stand-by rates to between $100 and $300 per day. The parties also agreed to take possession of the Homer Ferrington drilling unit in direct continuation from its then current drilling program, which meant the parties would need to accelerate, by up to three months, the program previously contemplated for the Gabriella License. According to the Gabriella 2012 Agreement, Adira Israel's share of the aggregated letter of credit amounted to $5,000 which was required to be placed by January 31, 2013.

In addition, the parties agreed that: (i) in order to facilitate farm-in transactions to the License, in the event that MELP secures a farm-in partner of its participating interest, Adira Israel will proportionally reduce its Modiin Farmout Rights for up to a maximum of 30% of such participating interest. Adira Israel’s proportional reduction obligation will only be applied to partners that have farmed into MELP’s participating interest, up to a date that is the earlier of the (a) commencement of the first test of the first well on the Gabriella License; or (b) plugging and abandoning or suspending of the first well on the Gabriella License. Any consideration received by MELP from any farm in partner will be shared equally between Adira Israel and MELP, provided that at a minimum, Adira Israel will receive 50% of past costs incurred by MELP, estimated to be $1,300 per each 10% farmed out, as well as an ORRI of 1.5%,. (ii) Adira Israel will have a 10% tag along rights to farm-out, on the same terms to the farm in partner that farms into MELP’s participating interest in the Gabriella License, in the event that such partner complies with certain criterion, (iii) MELP has granted to Adira Israel an irrevocable option to purchase (the "Yam Hadera Option") from MELP a 15% participating interest in the Yam Hadera petroleum license (the "Yam Hadera License") offshore Israel.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 3:-	SIGNIFICANT EVENTS DURING REPORTING PERIOD (Cont.)

On January 3, 2013, MELP announced that the Drilling Contract had been further amended such that the First LC Amount was reduced to $12,000 but the Second LC Amount was increased to $21,000.

As of January 31, 2013, Adira Israel did not place its share of the letter of credit in the amount of $5,000, due to Adira Israel's alleged breaches by MELP of the MOU and the Gabriella 2012 Agreement.

On February 1, 2013, Adira Israel sent a default letter to MELP for its failure to pay the last cash call issued under the Gabriella JOA. This was followed by a second default notice on March 3, 2013.

On February 11, 2013, Adira Israel announced that it suspended operations on the Gabriella License due to lack of funding and lack of reasonable expectation of funding by certain parties sufficient to pursue the current work program; lack of agreement among the license holders regarding how to proceed under the circumstances; and due to the fact that MELP has not met its obligations under the Gabriella JOA or under other agreements in place among the JOA parties.

Due to allegations made by MELP against Adira Israel, alleging Adira Israel's breach of the Gabriella JOA, the MOU and the Gabriella 2012 Agreement and by allegations made by Adira Israel against MELP, both parties assert that the other is in default of various obligations under the Gabriella JOA and other contracts described above. As such, while Adira Israel maintains that its rights under the Gabriella JOA and such other contracts remain valid, there is no assurance that any of the rights could effectively be pursued and realized. Additionally, while the working interest percentage ownership of the participants remains 70% MELP, 15% Brownstone and 15% Adira Israel; both MELP and Adira Israel assert that the other has a 0% interest and is obligated to withdraw from the Gabriella JOA and the Gabriella License. The Gabriella license holders have been holding discussions regarding the above matters.

Adira Israel has recorded a provision of approximately $3,500 for a portion of the expenditures incurred in connection with the termination of the Drilling Contract.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:	EXPLORATION AND EVALUATION ASSETS

Adira Israel commenced the drilling plan with the first well to be drilled on each of the Gabriella, Yitzhak and Samuel licenses. In accordance with the Company’s accounting policy, Adira Israel has capitalized specific expenses in the amount of $3,108 related directly to the drilling phase to Exploration and Evaluation Assets during the three months ended March 31, 2013.

a.	Gabriella:

Adira's proportionate share of the Gabriella license is as follows:

	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited

Cash and cash equivalents	$203	$253	$475
Prepaid expenses and other receivables	243	-	335
Exploration and evaluation assets	2,740	129	2,646
Trade payables and provisions	(4,399)	(145)	(512)

	$(1,213)	$237	$2,944

	Three months ended		Year ended
	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited

Exploration expenses	$1,815	$37	$48

Following the suspension of the Gabriella License operations, as described in Note 3, Adira Israel recorded a $2,473 non-cash impairment charge in the three months ended March 31, 2013 arising from the write-off of exploration and evaluation assets specifcly related to the drilling of the first well of the Gabriella License.

b.	Yitzhak:

Adira's proportionate share of the Yitzhak license is as follows:

	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited

Cash and cash equivalents	$22	$1,118	$2
Prepaid expenses and other receivables	-	-	103
Exploration and evaluation assets	2,709	398	2,328
Trade payables	(36)	(481)	(124)

	$2,695	$1,035	$2,309

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 4:	EXPLORATION AND EVALUATION ASSETS (Cont.)

	Three months ended		Year ended
	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited

Exploration expenses	$1	$91	$113

c.	Samuel:

Adira's proportionate share of the Samuel license is as follows:

	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited

Cash and cash equivalents	$28	$173	$7
Prepaid expenses and other receivables	301	52	765
Exploration and evaluation assets	875	252	875
Trade payables	(665)	(831)	(1,211)

	$539	$(354)	$436

	Three months ended		Year ended
	March 31,		December 31,
	2013	2012	2012
	Unaudited		Audited

Exploration expenses	$5	$79	$217

d.

Exploration expenses include also exploration expenses related to the Eitan license and other expenses which were incurred by Adira and were not charged to its license partners, in accordance with the terms and conditions set forth in the partnership agreements. These exploration expenses amounted to $85, $291 and $648 for the three months ended March 31, 2013 (unaudited), March 31, 2012 (unaudited) and for the year ended December 31, 2012, respectively.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	EQUITY

a.	Stock Option Plan:

The movement in stock options during the three months ended March 31, 2013 was as follows:

	Number of
	options	Weighted average
	outstanding	exercise price

Balance at December 31, 2012 (audited)	17,661,109	0.34
Options forfeited	(1,860,000)	0.38

Balance at March 31, 2013 (unaudited)	15,801,109	0.33

The following table summarizes information about stock options outstanding and exercisable as of March 31, 2013 (unaudited):

						Average
				Number of	Number of	remaining
		Grant date	Exercise	options	options	contractual
Grant date	Expiry date	fair value	price *)	outstanding	exercisable	life

August 31, 2009	August 20, 2014	$0.29	$0.25	1,708,000	1,668,000	1.39
September 23, 2009	September 23, 2014	$0.22	$0.25	400,000	400,000	1.48
January 28, 2010	January 27, 2015	$0.56	$0.59	970,000	958,750	1.83
July 22, 2010	July 21, 2015	$0.25	$0.59	250,000	250,000	2.31
January 11, 2011	January 10, 2016	$0.66	$0.79	1,050,000	525,000	2.78
March 18, 2011	March 17, 2016	$0.59	$0.71	100,000	50,000	2.96
May 3, 2011	May 2, 2016	$0.52	$0.59	415,000	155,625	3.09
June 1, 2011	May 31, 2016	$0.43	$0.49	1,138,109	426,791	3.17
September 8, 2011	September 7, 2016	$0.41	$0.49	250,000	93,750	3.33
December 1, 2011	November 30, 2016	$0.22	$0.39	570,000	142,500	3.67
March 14, 2012	March 13, 2017	$0.15	$0.25	2,000,000	500,000	3.95
August 22, 2012	August 21, 2017	$0.07	$0.20	6,950,000	4,633,333	4.39

				15,801,109	9,803,749

*)	The exercise price of all options granted from 2011 to 2013 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of March 31, 2013.

ADIRA ENERGY LTD.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
U.S. dollars in thousands, except share and per share data

NOTE 5:-	EQUITY (Cont.)

b.	Share purchase warrants:

The following table summarizes information applicable to warrants and broker warrants entitling the holders to acquire common share outstanding as of March 31, 2013 (unaudited):

		Grant date	Exercise		Number of
Issue date	Expiry date	fair value	price		warrants

December 3, 2010	December 3, 2013	$0.34	$0.55		13,750,000
December 3, 2010	December 3, 2013	$0.35	$0.40		1,307,375
August 9, 2012	August 9, 2015	$0.07	$0.20*	)	79,012,640
August 9, 2012	August 9, 2014	$0.07	$0.14*	)	3,353,000

					97,423,015

*)	The exercise price of warrants granted in 2012 is denominated in Canadian Dollars and was translated to USD in the table above using the exchange rate as of March 31, 2013.

The weighted average exercise price of the outstanding warrants as of March 31, 2013 is $0.25.

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